Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2006

Mr. Daniel E. Dosoretz, M.D.
President and Chief Executive Officer
Radiation Therapy Services, Inc.
2234 Colonial Boulevard
Fort Myers, FL   33907

Re: Form 10-K for Fiscal Year Ended December 31, 2005
Filed on February 17, 2006
File No. 000-50802

Dear Mr. Dosoretz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies, page 47

Accounts Receivable and Allowances for Uncollectible Accounts, page 48

1. Provide us in disclosure-type format revised disclosures to include the following:

    - For each period presented, quantify the amount of change in estimate of the allowance for contractual allowance of prior periods recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

- Quantify the reasonably likely effect that a change in estimate of the contractual allowance on unsettled amounts from third-party payors as of December 31, 2005 may have on financial position and results operations.
- Disclose in a comparative tabular format, an aging of accounts receivable. The aging schedule may be based on management's own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example Medicare and Medicaid, Commercial, Self pay, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.
- State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:

  o The threshold amount and age for account balance write-offs;
  o Whether or not and to what extent you use specific identification for account write-offs;
  o Whether or not and to what extent your write-off process is automated or manual; and
  o Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

8. Acquisitions, page F-17

2. Please provide us revised disclosures in disclosure-type format that provide all of the information required by paragraphs 51 and 55 of SFAS No. 141, for acquisitions effected during the most recent accounting period, as applicable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant